Post Qualification Amendment No. 1

File No. 024-11093

PART II - OFFERING CIRCULAR

Mystic Holdings, Inc.

September 15, 2020

Explanatory Note

This Post-Qualification Amendment No. 1 (this “Amendment”) amends and supplements the information contained in the offering statement on Form 1-A/A of Mystic Holdings, Inc. that was qualified by the Securities and Exchange Commission (the “SEC”) on March 20, 2020 (as the same may be amended and supplemented from time to time, the “Offering Statement”), and should be read in conjunction with the Offering Statement, the exhibits thereto and any materials distributed therewith. No person has been authorized to make representations or give any information with respect to the securities offered hereby other than those contained in the Offering Statement, as amended hereby.

This Amendment has been prepared to reflect certain changes that have occurred subsequent to the date of the Offering Statement and certain changes to the terms of the offering described in the Offering Statement. Terms used in this Amendment and not defined herein have the meanings ascribed to them in the Offering Statement. As used herein, the terms “we,” “our,” “us” and similar phrases refer to Mystic Holdings, Inc. To the extent any information disclosed in this Amendment is inconsistent with the Offering Statement, the information disclosed herein shall be deemed to update and supersede such information in the Offering Statement and all other information in the Offering Statement and the exhibits thereto directly derived therefrom. However, except as amended hereby, the Offering Statement shall remain unmodified. We hereby incorporate by reference into this Amendment all of the information contained in our Annual Report on Form 1-K for the year ended December 31, 2019, which we filed with the SEC on July 7, 2020 (the “Annual Report”).

Investors are advised to read the Offering Statement in its entirety, prior to making an investment decision, including, without limitation, the financial statements contained therein and the section therein captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Offering Statement and the Annual Report are also available to you free of charge on the SEC’s website at http://www.sec.gov. To the extent that this or any future filing with the SEC by us updates the information contained in the Offering Statement, as amended, that filing should be viewed as superseding such information.

Amendment

The offering period is extended until June 30, 2021. When the offering commenced on March 20, 2020, the impact and duration of the Covid-19 pandemic was as of then uncertain. Due to the significant economic consequences of the pandemic, our efforts to raise capital in this offering during the months from April through July 2020 were adversely impacted, causing us to pause our marketing efforts for the offering. The purpose of the extension of the offering is to make up for the several months of not being able to conduct the offering as originally contemplated. There are no other amendments at this time.

Status of the Offering

Through September 15, 2020, we have received approximately $5,188,000 in cleared subscriptions for this offering. Discussions and marketing efforts with investors are ongoing. To date, no funds have been released to us from the segregated bank account holding such funds.

We currently expect to hold an initial closing for the minimum offering amount by mid-September 2020.

Business Developments

Since the commencement of the offering, there have been a number of business developments. The following changes should be noted:

Legal Proceedings; Conditional Licenses Granted

As discussed in the Offering Statement, on or about September 5, 2019, our subsidiary Qualcan, LLC (“Qualcan”) filed an action (the “Action”) against the Nevada Department of Taxation (the “DOT”) in the Eighth Judicial District Court, Clark County, Nevada concerning the DOT’s denial of our application for five licenses to own and operate recreational marijuana retail stores in Clark County (Henderson), Clark County (Las Vegas), Clark County (North Las Vegas), Clark County (unincorporated), and Washoe County (Reno). The Action sought, among other things, to (i) find that the DOT improperly denied our applications, (ii) compel the DOT to revoke the conditional licenses previously issued in those jurisdictions to several other companies with whom we compete, and (iii) direct the DOT to issue Qualcan, LLC five conditional licenses for the operation of recreational marijuana establishments in those jurisdictions. Our Action was joined and consolidated with separate lawsuits brought by other plaintiffs challenging the DOT’s issuance of licenses into case No. A-19-787004-B, filed in the Eight District Court, Clark County, Nevada (the “Consolidated Lawsuit”).

On July 27, 2020, Qualcan entered into a Settlement Agreement (the “Settlement Agreement”) with the DOT and other parties to the Consolidated Lawsuit. Under the terms of the Settlement Agreement, Qualcan received two (2) conditional Nevada cannabis dispensary licenses – one for the City of Las Vegas, and one for Carson City. We are currently exploring locations within Las Vegas and Carson City that would be suitable for opening two additional retail dispensaries (where the licenses would be deployed). The Settlement Agreement was ratified by the CCB (as defined below) on September 3, 2020.

Dispensary Acquisitions

As discussed in the Offering Statement, in May 2019, we entered into an Asset Purchase Agreement with Medifarm LLC (“Medifarm”) to acquire 100% of the assets of Medifarm’s cannabis dispensary located at located at 1130 East Desert Inn Road, Las Vegas, Nevada, and in August 2019, we entered into an Asset Purchase Agreement with MediFarm I LLC (“Medifarm I”) to acquire 100% of the assets of Medifarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada. The closing of these dispensary acquisitions is subject to various closing conditions, including the receipt of license transfer approvals.

Since the commencement of the offering, the moratorium on the transfer of Nevada cannabis licenses that was imposed by Nevada state regulators in October 2019 has been lifted. In July 2020, the Cannabis Compliance Board (the “CCB”) took over administration of the Nevada cannabis industry from the DOT. The CCB lifted the moratorium and advised that the review of license transfers has resumed. Although we fully expect to receive approval for the transfer of the dispensary licenses and close the acquisitions described above, we have been advised that this may take some time as the CCB has a backlog of license transfers to review.

8% Convertible Debentures

In July 2020, we extended the maturity of our C$0.30 8% convertible debentures (of which approximately $1,800,000 in aggregate principal amount was sold in the First 2019 Private Placement) until January 2021, having received the consent of the holders of a majority of the C$0.30 8% convertible debentures.

In September 2020, we extended the maturity of our C$0.80 8% convertible debentures (of which approximately $6,000,000 in aggregate principal amount was sold in the Second 2019 Private Placement) until March 2021, having received the consent of the holders of a majority of the C$0.80 8% convertible debentures.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this amended offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on September 15, 2020.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chairman and Chief Executive	September 15, 2020
Lorenzo Barracco	Officer (principal executive officer)

/s/ Heather Cranny	Director, Treasurer (principal	September 15, 2020
Heather Cranny	financial and accounting officer) and Secretary

/s/ Michael Cristalli	Director, President	September 15, 2020
Michael Cristalli

/s/ Joanna DeFilippis	Director, Chief Operating Officer	September 15, 2020
Joanna DeFilippis

/s/ Daniel V. Perla*	Director	September 15, 2020
Daniel V. Perla

/s/ Sigmund (Sig) Aronson Rogich*	Director	September 15, 2020
Sigmund (Sig) Aronson Rogich

/s/ Alexander Scharf*	Director	September 15, 2020
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact

PART III - EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Articles of Incorporation of Mystic Holdings, Inc.
2.2	Amended and Restated By-laws of Mystic Holdings, Inc.
4.1	Form of Subscription Agreement for this offering.
6.1	Share Exchange Agreement, effective September 4, 2019, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.2	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement.
6.3	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement.
6.4	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC.
6.5	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC.
6.6	Amended Commercial Lease Agreement, dated June 30, 2016, between Qualcan, LLC and Green Wagon, LLC.
6.7	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.8	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.9	Assignment and Assumption Agreement, executed on August 24, 2018, between Mystic Holdings, Inc. and Olga Cortese.
6.10	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement.
6.11	Amendment No. 1 to Share Exchange Agreement, effective February 7, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.12	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC.
6.13	Amendment No.2 to Share Exchange Agreement, effective March 11, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.14*	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC.
6.15*	Settlement Agreement, dated as of July 28, 2020, by and among Qualcan, LLC, LivFree Wellness, LLC, MM Development Company, Inc., ETW Management Group LLC, Global Harmony LLC, Just Quality, LLC, Libra Wellness Center, LLC, Rombough Real Estate, Inc., Zion Gardens LLC, Nevada Wellness Center, LLC, Lone Mountain Partners, LLC, Nevada Organic Remedies, LLC, Greenmart of Nevada NLV, LLC, Helping Hands Wellness Center, Inc., CPCM Holdings, LLC, Cheyenne Medical, LLC, Commerce Park Medical, LLC and the State of Nevada, Department of Taxation.
6.16*	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures
10.1	Power of Attorney (set forth on signature page of the offering statement).
11.1	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.2	Consent of K.K. Mehta CPA Associates PLLC for Blum-Desert Inn (a division of MediFarm LLC) and MediFarm I LLC.
11.3	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 12.1).
12.1	Opinion of Olshan Frome Wolosky LLP.

Unless otherwise indicated, exhibit has been previously filed.

* Filed herewith.